04034348

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C 20549

FORM 11-K

ANNUAL REPORT

[✓] ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2003

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transaction period from _______ to_________

COMMISSION FILE NUMBER 8-28475

A. Full title of the plan: UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

UBS AG
Bahnhofstrasse 45
CH-8098, Zurich, Switzerland
and
Aeschenvorstadt 1
Basel, Switzerland

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Financial Statements

Years ended December 31, 2003 and 2002

Contents

Schedules of Assets Held for Investment, Series of Transactions in the Same Security Exceeding 5%, Assets Acquired and Disposed Within the Plan Year, Party in Interest Transactions, Loans or Fixed Income Obligations in Default or Uncollectible, and Leases in Default or Uncollectible for the years ended December 31, 2003 and 2002 have not been presented due to the fact that there were no such transactions which are required to be reported in accordance with the Department of Labor Regulations paragraph 2520.103-10 and 103-11.

Ernst & Young

Ernst & Young LLP
5 Times Square
New York, New York 10036-6530

Phone: (212) 773-3000
www.ey.com

Report of Independent Registered Public Accounting Firm

To the Benefits Administrative Committee of the
UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

We have audited the accompanying statements of net assets available for plan benefits of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan (formerly PaineWebber Puerto Rico Savings Plus Plan) (the "Plan") as of December 31, 2003 and 2002, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan as of December 31, 2003 and 2002, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 22, 2004

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Statements of Net Assets Available for Plan Benefits

	December 31	
	2003	**2002**
Assets		
Investment in UBS Financial Services Inc. Master Investment Trust, at fair value	**$ 23,355,026**	$ 15,800,068
Investment income receivable	**3,252**	2,543
Contributions receivable:		
Participant	**9,299**	8,324
Company, net	**954,226**	763,362
Total assets	**24,321,803**	16,574,297
Liabilities		
Accrued expenses	**19,507**	9,184
Payable for securities purchased	**7,481**	40,635
Total liabilities	**26,988**	49,819
Net assets available for plan benefits	**$ 24,294,815**	$ 16,524,478

See accompanying notes to the financial statements.

UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan

Statements of Changes in Net Assets Available for Plan Benefits

	Years ended December 31	
	2003	**2002**
Additions to net assets		
Investment income from UBS Financial Services Inc. Master Investment Trust:		
Interest income	**$ 223,817**	$ 178,128
Dividends from UBS Company Stock Fund	**192,403**	139,207
Capital gain distributions and other dividends	**148,736**	66,605
Total investment income	**564,956**	383,940
Net appreciation (depreciation) in fair value of investment in UBS Financial Services Inc. Master Investment Trust	**5,172,788**	(2,601,148)
Contributions:		
Participants	**1,183,608**	974,592
Rollovers	**276,720**	137,051
Company, net	**954,226**	763,362
Total contributions	**2,414,554**	1,875,005
Total additions to net assets	**8,152,298**	(342,203)
Deductions from net assets		
Distributions to participants	**292,927**	474,199
Administrative expenses	**89,034**	38,930
Total deductions from net assets	**381,961**	513,129
Transfer from UBS Financial Services Inc. 401(k) Plus Plan	**–**	7,484
Net increase (decrease) in net assets available for plan benefits	**7,770,337**	(847,848)
Net assets available for plan benefits:		
Beginning of year	**16,524,478**	17,372,326
End of year	**$ 24,294,815**	$ 16,524,478

See accompanying notes to the financial statements.

1. Description of the Plan

The following description of the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan, formerly the PaineWebber Puerto Rico Savings Plus Plan, (the "Plan"), provides only general information. Participants should refer to the Prospectus/Summary Plan Description for a more complete description of the provisions of the Plan and detailed definitions of various Plan terms.

General

The Plan is a defined contribution plan which covers those employees of UBS Financial Services Incorporated of Puerto Rico (the "Company"), formerly UBS PaineWebber Incorporated of Puerto Rico, or any of its subsidiaries or affiliates which has adopted the Plan who are residents of and work in Puerto Rico. The Company is a wholly owned subsidiary of UBS Financial Services, Inc. ("UBS Financial Services"), which is a wholly owned subsidiary of UBS Americas Inc. ("UBS Americas"), which in turn is a wholly owned subsidiary of UBS AG ("UBS").

The Plan became effective January 1, 2000 and has been amended from time to time. Although it is anticipated that the Plan will continue indefinitely, the Board of Directors of the Company can amend, suspend or terminate the Plan at any time provided that such action does not reduce accrued benefits of any participant. At December 31, 2003, there were 321 Plan participants.

An employee is eligible to participate in the Plan on the first day of service performed for the Company. A participant may make pre-tax contributions, after-tax contributions or rollover contributions as of the first day of the first payroll period coinciding with or following the date on or after the participant is both eligible to participate and has elected to participate in the Plan.

The Plan includes four contribution types: participant contributions, a Company match, a Company retirement contribution and a qualified deferred payment (the "QDP"). The Plan is established under the laws of Puerto Rico and is subject to Puerto Rico contribution limits. All other features of the Plan are similar to those of the UBS Financial Services, Inc. 401(k) Plus Plan ("UBS 401K").

1. Description of the Plan (continued)

The Plan's assets are invested in a master trust which in turn invests in mutual funds, commingled funds, separately-managed accounts, insurance contracts (GICs) and the UBS Company Stock Fund (the "UBS Stock Fund").

Effective April 28, 2003, the number of investment options in the Plan was increased in order to offer participants more choices. These investments are managed by various investment managers as described in the Plan's Investment Guide.

Certain accounting and other administrative services are provided by affiliates of the Company at no charge to the Plan.

Master Trust

The UBS Financial Services Inc. Master Investment Trust (the "Master Trust"), formerly the UBS Financial Services Inc. 401(k) Plus Plan Master Trust, was established on January 1, 2000 for the Plan and the UBS 401K. Both plan's investments are held in the Master Trust, which is administered by The Northern Trust Company (the "Trustee").

Effective April 1, 2003, the Master Trust merged with the UBS Financial Services Inc. Pension Plan Trust (the "Pension Plan") to create one trust consisting of the Plan, the UBS 401K and the Pension Plan. The investments of all three plans are all held in the Master Trust, which is administered by the Trustee. Use of the Master Trust permits the commingling of trust assets for investment and administrative purposes. Although assets of all three plans are commingled in the Master Trust, the Trustee maintains separate supporting records for the purpose of allocating the individual activity of each plan.

Participant Contributions

Participant contributions can consist of "pre-tax contributions," which reduce the participant's taxable compensation, "after-tax contributions," which do not reduce a participant's taxable compensation, or "rollovers," which are transfers from other Puerto Rico tax qualified retirement plans.

1. Description of the Plan (continued)

For each plan year, participants are eligible to make pre-tax contributions through payroll deductions of 1% to 10% of their eligible compensation. The dollar amount of a participant's contributions cannot exceed certain Plan and Puerto Rico Internal Revenue Code (the "Code") limits. Eligible compensation is defined as 499-R-2/W-2 PR earnings (subject to certain adjustments), not to exceed $200,000 for 2003 and 2002, as adjusted pursuant to the U.S. Internal Revenue Code. Pre-tax contributions are limited by the Code to $8,000 for 2003 and 2002. These limits will be subject to change in future years to be consistent with U.S and Puerto Rico Code limits.

Participants are also permitted to make after-tax contributions of 1% to 10% of their eligible compensation provided that the maximum combined rate of a participant's pre-tax and after-tax contributions does not exceed 20% for 2003 and 2002. After-tax contributions may be considered in determining the Company's matching contribution.

Additionally, participants may make rollover contributions to the Plan. A rollover contribution is a transfer from another Puerto Rico tax-qualified retirement plan. The amount rolled over will be credited to a participant's account and will be treated similar to appreciation on pre-tax contributions for plan accounting and Puerto Rico income tax purposes.

Company Contributions

Each year, the Company uses pre-tax and after-tax contributions in determining the amount of the Company's matching contribution for each participant. The Company match is calculated by multiplying each participant's pre-tax and after-tax contributions (up to 6% of eligible compensation) by 50% capped on a graduated scale, which is based on the Company's pre-tax earnings. Company match contributions and earnings are invested according to the participant's investment elections.

The Company also provides a retirement contribution (basic profit sharing contribution) equal to a percentage of the participant's eligible compensation based on the participant's years of service with the Company as of the beginning of the Plan year. The retirement contribution is invested according to the participant's investment election in effect for pre-tax and after-tax contributions. If a participant's investment election was not in place, the default investment was the UBS Stable Value Fund, for 2003 and the UBS Liquid Institutional Reserves Money Market Fund, for 2002.

1. Description of the Plan (continued)

The QDP feature is a supplemental profit sharing contribution provided to participants who satisfy certain eligibility requirements. The amount of the contribution is based on a participant's age at the beginning of the Plan year. If a participant's investment election is not in place, the same procedures for the retirement contribution are followed.

Limitation on Contributions for Highly-Compensated Employees ("HCE's")

The Code limits the amount of pre-tax contributions that can be made to the Plan for HCE's. As a result of those limitations, the ability of HCE's to make pre-tax contributions may be restricted. To meet those limitations, the Plan may be required to refund pre-tax contributions previously been made.

Investment Options

Effective April 28, 2003, participants were able to select from 99 investment options to invest their account balances and future contributions. The investment options are organized into three tiers. All prior investment options, except for the AIM Constellation Fund and the Putnam Vista Fund, continued under the new structure. Participants invested in the AIM Constellation Fund and Putnam Vista Fund were notified of the changes in advance and had an opportunity to transfer their balances to the other investment options that were remaining in the Plan. Any amounts invested in the AIM Constellation Fund or the Putnam Vista Fund after April 25, 2003 were transferred to the Mid Cap Growth Equity Fund (Core Tier). The three new tiers, as described in the Plan's Investment Guide, are as follows:

1. The Lifecycle Tier is comprised of five target-year lifecycle funds. This tier is intended for participants who want minimal involvement in setting and monitoring their asset allocation. The participant chooses the year in which they expect to utilize their retirement assets and then invests in the fund that most closely matches their retirement time horizon. The fund manager chooses the asset allocation strategy and adjusts the investment mix over time. The Plan's Investment Committee monitors the Lifecycle Tier funds' performance.

2. The Core Tier is comprised of fourteen funds including the UBS Stock Fund, each with a distinct asset class and investment style. This tier is intended for participants who are interested in making their own asset allocation decisions. The participant

1. Description of the Plan (continued)

sets their asset allocation strategy and uses Core Tier funds to build their portfolio. The participant is responsible for adjusting their asset allocation strategy and investment mix over time as needed. The Plan's Investment Committee monitors the Core Tier funds' performance.

3. The Mutual Fund Window Tier is comprised of the remaining investment options and consists of a wide array of funds offered by American Funds, PIMCO Advisors and UBS Global Asset Management ("UBS GAM"). This tier is intended for participants who want a lot of flexibility in setting and monitoring their asset allocation and are willing and able to evaluate investment options. The Plan's Investment Committee monitors the three fund families from an organizational level but does not monitor the performance of each fund.

The UBS mutual funds' investment advisor, administrator and distributor is UBS GAM, formerly Brinson Advisors, Inc., an indirect wholly-owned subsidiary of UBS Americas. UBS GAM receives management fees from the S&P 500 Index Fund and the Liquid Institutional Reserve (LIR) Money Market Mutual Fund. These fees were paid by the Company and participants, respectively.

Additionally, Dwight Asset Management, as qualified professional asset manager (QPAM), independently selected UBS GAM as a sub-investment manager for a portfolio of fixed income securities within the Stable Value Fund; a separately-managed account. As such, management fees from the Stable Value Fund are paid by participants invested in the Fund; including that portion of the fees related to assets managed by UBS GAM. Management fees paid by the Company to UBS GAM amounted to $1,582 and $4,656 for 2003 and 2002, respectively.

Participant Accounts

Under the Plan each participant has two accounts—their Employee Account and their Company Account. The participant's Employee Account reflects all contributions made by the participant in addition to income, gains, losses, withdrawals, distributions, loans and expenses attributable to these contributions.

1. Description of the Plan (continued)

The participant's Company Account reflects their share of the Company's contributions, from the Company match, the Company retirement contribution and the QDP, for each plan year and the income, gains, losses, withdrawals, distributions, and expenses attributable to those Company contributions.

Vesting

Participants are vested immediately in their Employee Account. A participant is fully vested in the Company match and earnings thereon after attaining either three years of service, reaching age 65, becoming totally and permanently disabled or upon death. A participant is vested in the retirement contributions and QDP contributions and earnings thereon after attaining either five years of service, reaching age 65, becoming totally and permanently disabled or upon death.

Forfeited balances of terminated participants' nonvested Company accounts are used to reduce Company contributions.

Distributions and Withdrawals

After-tax contributions, including any income and loss thereon, may be withdrawn by participants at any time in accordance with the provisions of the Plan. Withdrawals of pre-tax contributions or vested Company contributions are permitted, subject to certain limitations as set forth in the Code. All withdrawals or a portion thereof are subject to taxation as set forth in the Code.

Upon termination of service, a participant may elect to receive a distribution of the vested portion of their account in a lump-sum amount or in installments over a period of up to ten years. Distributions consist of common stock or cash from the UBS Stock Fund and cash from all other funds.

1. Description of the Plan (continued)

Participant Loans

Participants may obtain loans from the Plan. Loans are payable in equal installments representing a combination of interest and principal by withholding from the participant's semi-monthly paychecks, and the outstanding principal amounts of any loans can be repaid on any business day. In the event a participant has a loan outstanding under the Plan, various limitations exist on such participant's right to receive further loans under the Plan.

Plan Termination

While the Company has not expressed any intent to terminate the Plan it is free to do so at any time subject to the provisions of ERISA. In the event the Plan is wholly or partially terminated, or upon the complete discontinuance of contributions under the Plan by any entity that is a part of the Company, each participant affected shall become fully vested in their Company Account. Any unallocated assets of the Plan then held by the Trustee shall be allocated among the appropriate Company Accounts and Employee Accounts of the participants and will be distributed in such a manner as the Company may determine.

2. Significant Accounting Policies

Valuation of Investments

With respect to the Plan's investment in the Master Trust, investments are stated at fair value except for its insurance contracts (GICs) and benefit responsive agreements, which are valued at contract value. Shares of mutual funds are valued at the net asset value of shares held by the Plan at year end. Common stock is valued at the last sales price reported on the Composite Tape on the day of valuation. Investments held in the Trustee's short-term investment fund are valued at cost, which approximates market. Fair value is determined by quoted market prices.

Securities Transactions

Purchases and sales of investments are recorded on a trade date basis. Realized gains and losses on investments are computed using average cost.

2. Significant Accounting Policies (continued)

Investment Income

Dividend income is accrued on the ex-dividend date. Dividend income for 2003 and 2002 included one dividend on UBS' common stock.

Use of Estimates

The preparation of the accompanying financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

3. Contributions

The Company's contributions to the Plan are as follows:

	Years Ended December 31	
	2003	**2002**
Company match	**$248,738**	$169,289
Company retirement contribution	**554,731**	479,411
QDP	**172,500**	170,000
Forfeitures	**(21,743)**	(55,338)
Net company contributions	**$954,226**	$763,362

Forfeitures consist of units of the investment options forfeited in accordance with the vesting provisions of the Plan. Forfeited units are converted to cash at applicable daily closing prices. The Company's net contribution for the Plan year is made by the following September.

4. Investments

Investments that represent 5 percent or more of the Plan's net assets are as follows:

	December 31, 2003	2002
UBS Stock Fund, 144,858.36 and 128,324.50 Shares, respectively	**$ 9,848,920**	$ 6,174,975
UBS Mutual Fund Window, 204,587.76 Units	**3,958,714**	*
Strong Mid Cap Growth 69,550.53 Units	**2,702,733**	*
Jennison Large Cap Growth Fund 191,389.67 Units	**2,403,667**	*
Harbor Capital Appreciation Fund, 76,181.25 Units	*	1,539,623
UBS S&P 500 (Large Cap Core), 111,213.66 Shares	**1,494,712**	*
UBS LIR Money Market Fund, 1,476,296 Units	*	1,476,296
Putnam Vista Fund, 164,142.57 Shares	*	983,214
AIM Constellation Fund, 51,839.69 Shares	*	862,094

* Balance at year-end does not exceed 5% of the Plan's net assets.

The Master Trust holds the investments of the Plan, UBS 401K and the Pension Plan. Each participating retirement plan has an interest in the Master Trust. The Plan's interest in the net assets of the Master Trust was approximately, 1.00%, and 1.15% at December 31, 2003 and 2002, respectively. The Pension Plan and UBS 401K interests in the Master Trust were approximately, 23.53% and 75.47%, respectively, for 2003. Investment income and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust. The Trustee accounts for the Pension Plan's investment income and expenses in a separate account from the Plan and UBS 401K.

4. Investments (continued)

The following table represents the fair value of investments held by the Master Trust as of December 31:

	2003	2002
Investments, at fair value:		
Mutual funds	**$1,565,846,490**	$ 782,149,371
UBS Stock Fund	**489,610,268**	376,636,587
Insurance contracts (GIC's)	**228,304,477**	167,838,645
Short-term investments	**21,435,939**	43,785,975
Participant notes receivable	**22,488,147**	22,400,358
Total investments, at fair value	**2,327,685,321**	1,392,810,936
Payable for securities purchased	**(2,175,592)**	(2,528,561)
Total net investments, at fair value	**$2,325,509,729**	$ 1,390,282,375

The following table represents investment income earned by the Master Trust for the years ended December 31:

	2003	2002
Realized and unrealized appreciation (depreciation) of investments:		
Mutual funds	**$260,501,998**	$(180,028,217)
UBS Stock Fund	**153,044,208**	(11,740,964)
	413,546,206	(191,769,181)
Interest and dividend income	**44,624,930**	29,973,446
	$458,171,136	$(161,795,735)

4. Investments (continued)

The Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	Years ended December 31	
	2003	**2002**
Net appreciation (depreciation) in fair value:		
Mutual Funds	**$ 3,258,455**	$ (2,441,894)
UBS Stock Fund	**1,914,333**	(159,254)
	$ 5,172,788	$ (2,601,148)

5. Puerto Rico Income Taxes

The Plan has received a favorable determination letter from the Puerto Rico Department of Treasury dated August 24, 2001 stating that the Plan is qualified under Sections 1165(a) and 1165(e) of the Code of 1994 and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Trustee believes the Plan is being operated in compliance with the applicable requirements of the Code, and therefore, believes that the Plan is qualified and the Master Trust is tax exempt. The Plan has not been qualified nor is intended to be qualified under sections 401(a) or 401(k) of the United States Internal Revenue Service Code.

6. Transfers

For the 2003 plan year, no transfers occurred.

For the 2002 plan year, $7,484 of assets were transferred to the Plan from the UBS PaineWebber 401K Plus Plan for participants that are residents of and worked in Puerto Rico.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administrative Committee of the UBS Financial Services Incorporated of Puerto Rico Plus Plan has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

UBS Financial Services Incorporated of Puerto Rico Plus Plan

By: John Wethington

John Wethington, a member of the
Benefits Administrative Committee

Dated: June 25, 2004

Exhibit 23

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (Form S-8: No. 333-49214) pertaining to the UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan of UBS Financial Services Incorporated of Puerto Rico (the "Company") of our report dated June 22, 2004, with respect to the financial statements and schedules of the Company's UBS Financial Services Incorporated of Puerto Rico Savings Plus Plan included in this Annual Report (Form 11-K) for the year ended December 31, 2003.

Ernst & Young LLP

New York, New York
June 25, 2004